RMS

SEC

17005878

PUBLIC DOCUMENT

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
416

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SEC FILE NUMBER
8- 26408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LESKO SECURITIES, INC**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

BINGHAMTON	**NEW YORK**	**13901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN STEBBINS — **(607) 724-2421**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rizzo DiGiacco Hern & Baniewicz, CPAs

69B Monroe Avenue	**Pittsford**	**NY**	**14534**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

aub

OATH OR AFFIRMATION

I,**GREGORY LESKO**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **LESKO SECURITIES, INC.**, as of **DECEMBER 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DAVID J. MCCLINTOCK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6150938
Qualified In Broome County
My Commission Expires August 07, 2018

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lesko Securities, Inc.

We have audited the accompanying statement of financial condition of Lesko Securities, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Lesko Securities Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Rizzo DiGiacco Hern & Baniewicz CPA's

Pittsford, NY

February 17, 2017

Rizzo, DiGiacco, Hern & Baniewicz, CPAs
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.662.5046 * Fax 585.662.5153
www.rizzodigiacco.com

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	43,546
Cash - special account for the benefit of customers		3,828
Receivable from brokers or dealers		17,370
Mutual fund concessions receivable		254,546
Marketable securities (at market, cost $165,023)		198,432
Deferred tax asset		6,000
Due from parent company		213,094
Prepaid expenses		32,680
TOTAL CURRENT ASSETS		769,496
PROPERTY AND EQUIPMENT		
Equipment		4,723
Less: accumulated depreciation		(4,723)
PROPERTY AND EQUIPMENT, net		-
OTHER ASSETS		
Deposit with clearing broker		10,000
TOTAL ASSETS	$	779,496

See accompanying notes

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commission payable	$	125,082
Due to parent company		158,768
Accrued expenses		2,059
TOTAL CURRENT LIABILITIES		285,909
LONG-TERM LIABILITIES		
Deferred tax liability		10,000
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding		10,200
Retained earnings		473,387
TOTAL STOCKHOLDER'S EQUITY		483,587
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	779,496

See accompanying notes

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016
(See Report of Independent Registered Public Accounting Firm)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lesko Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Lesko Financial Services, Inc. (Parent).

Method of Accounting

The Company utilizes the accrual method of accounting on a trade date basis for recording its revenues. Expenses are recorded when the expense is incurred.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Segregated Cash

Cash is segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. At the date of the Statement of Financial Condition, cash in the amount of $3,828 has been segregated in this account.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that any realization of losses on balances outstanding at year-end will be immaterial.

Marketable Securities

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair values in the statement of financial condition.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016
(See Report of Independent Registered Public Accounting Firm)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Equipment is depreciated on the straight-line method over the estimated useful life of the related assets.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes result primarily from net operating loss carryforwards and unrealized gains (losses) on securities.

Concentrations of Credit Risk

The Company sells investments primarily to customers in the Southern Tier of New York State. The Company maintains one office located in Binghamton, New York.

Cash in bank balances fluctuate during the year and can exceed federally insured amounts. Marketable securities fluctuate on a daily basis due to market risk.

NOTE 2 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all indirect expenses incurred by Lesko Financial Services, Inc, after allowances for all direct expenses such as commissions due registered representatives. The rate approximates 94% for the 2016 reporting period. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $1,196,698 for the year ended December 31, 2016. As of December 31, 2016, the Parent owed the Company $213,094. As of December 31, 2016, the Company owed the Parent $158,768.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016
(See Report of Independent Registered Public Accounting Firm)

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $110,914, which was $60,914 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.58 to 1.

NOTE 4 – TAXES ON INCOME

Deferred tax assets result primarily from Federal and state net operating loss carryforwards. Deferred tax liabilities result from unrealized gains on securities. As of December 31, 2016, the Company had approximately $20,000 in Federal and state net operating loss carryforwards, available for use in future years.

Generally accepted accounting principles contain a two-step approach to recognizing and measuring uncertain tax positions. The Company considers many factors when evaluating and estimating its tax positions, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Based on guidance set forth in professional standards, the Company has not recorded any liabilities for uncertain tax positions.

NOTE 5 - INVESTMENTS AND FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) ASC Topic 820, *Fair Value Measurements and Disclosures*, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There were no investments valued using Level 3 inputs.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company as the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 5 – INVESTMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the value of the Company's marketable securities as of December 31, 2016:

	Cost	Fair Value	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)
Marketable securities			
Mutual funds - equities	$ 28,167	$ 41,054	$ 41,054
Mutual funds - fixed income	62,498	63,978	63,978
Money market funds	18,427	18,427	18,427
Equities	55,931	74,973	74,973
Total	$ 165,023	$ 198,432	$ 198,432

The fair value standards require disclosure of significant transfers in and out of the three levels of hierarchy, including the reasons for the transfers. There were no transfers between levels during 2016.

The Company's other financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

NOTE 6 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Taxes Paid

	2016
Cash paid for income taxes	$ 1,589

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, which is the date the financial statements were available for issue.